UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[hington], D.C. 20549

21002266

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MAR 02 2021
Washington, DC

[ANNUAL] AUDITED REPORT
[FO]RM X-17A-5
[P]ART III

SEC FILE NUMBER
8-67174

FACING PAGE
[I]nformation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davis Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 34th Street, 8th Floor, Suite 8067
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Tingoli (212) 796-8443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis Securities LLC, as of December 31, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Judyann Barr
Notary Public
New Jersey
My Commission Expires 01-29-22
No. 2354988

Signature

CEO, Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

PUBLIC

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of Davis Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Davis Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Davis Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Davis Securities, LLC's management. Our responsibility is to express an opinion on Davis Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Davis Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Davis Securities, LLC's auditor since 2020.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021

DAVIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$ 65
Due from broker	65,302
Other assets	3,816
Due from related parties	7,695
TOTAL ASSETS	$ 76,878

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 32,674
Due to Related Parties	-
MEMBER'S EQUITY	44,204
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 76,878

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Davis Securities LLC (the "Company") was organized in the State of Delaware April 8, 2005 and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company will continue indefinitely, unless terminated sooner by Management. The Company acts as an introducing broker and is exempt from SEC rule 15c3-3 under Section k(2)(ii).

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

All revenues are recorded in accordance with ASC 606. Commission income is earned acting as an agent, generated from the Company's clients' purchases and sales of securities, either on exchanges or over the counter, and through the purchases and sales of various investment products, such as mutual funds, annuities, and life insurance.

The Company records transactions in securities and commission revenue and expenses on a trade-date basis. Dividends and dividends on securities sold, not yet purchased are accrued on the ex-dividend date.

No provision for federal and state income taxes has been made for the Company since, as a sole member limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2018, 2019 and 2020.

FASB ASC 820, *Fair Value Measurement* has no material effect on this financial statement.

2. DUE FROM BROKER

The clearing and depository operations for the Company's security transactions are provided by one broker. For financial reporting purposes amounts due to broker have been offset against amounts due from broker. At December 31, 2020, all amounts due from broker reflected in the statement of financial condition are with this broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company, unless the clearing broker fails to perform their fiduciary duties.

As of December 31, 2020, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

3. RELATED PARTY TRANSACTIONS

The Company conducts security transactions for an affiliated investment partnership, the Davis Strategic Growth Fund, LP, and Davis Capital Advisors LLC and an affiliated Investment Advisor. During the year ended December 31, 2020, the Company earned commission income of $45,509 from the affiliated partnership, and from the affiliated investment advisor the Company earned commission income of $41,657.

Pursuant to an expense sharing agreement, the Company reimburses an affiliated entity, Davis Management, LLC (the "Affiliate") for rent and occupancy expense. Included in rent expense in the statement of operations is $6,621 charged by this Affiliate for the year ended December 31, 2020. At December 31,2020 there was a balance in the amount of $45 owed to the Affiliate.

At December 31, 2020, additional affiliates, Davis Capital Advisors, LLC and Davis Capital Insurance Agency, LLC owed the Company $7,439 and $214 respectively. This receivable is included in due from related parties on the statement of financial condition.

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

5. GUARANTEES

The Company has issued no guarantees effective at December 31, 2020 or during the year then ended.

6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2020, the Company had not entered into any subordinated loan agreements.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2020, the Company had net capital of $32,569 which exceeded the minimum requirement of $5,000 by $27,569. The Company's ratio of aggregate indebtedness to net capital was 1 to 1.

8. SUBSEQUENT EVENTS

Events have been evaluated through February 26, 2020; this was the date the financials were available to be released, and no further information is required to be disclosed.

December 31, 2020

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Davis Securities LLC, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-S(d)(l) and (4). To the best of its knowledge and belief Broker Dealer states the following:

Broker-Dealer claimed an exemption under provision 17 C.F. R. section 240. 15c3- 3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

Broker-Dealer claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds and variable annuities. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Broker-Dealer met the identified provision throughout the most recent fiscal year without exceptions.

Thank You,

Eric Davis
CEO/ Managing Member

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of Davis Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) Davis Securities, LLC identified the following provisions of 17 C.F.R. § 15c3- 3(k) under which Davis Securities, LLC claimed an exemption from 17 C.F.R. §24 0.15c3-3: under (2)(ii) and the Non-Covered Firm Provision, and (2) Davis Securities, LLC stated that Davis Securities, LLC met the identified exemption provisions throughout the most recent fiscal year, without exception. Davis Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Davis Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021